ELIAZ THERAPEUTICS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Eliaz Therapeutics, Inc.
Santa Rosa, California

We have reviewed the accompanying financial statements of Eliaz Therapeutics, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 29, 2024
Los Angeles, California

ELIAZ THERAPEUTICS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,886	$	47,178
Prepaids and Other Current Assets		356,305		330,132
Total Current Assets		**361,191**		**377,310**
Intangible Assets		1,272,642		675,543
Total Assets	$	**1,633,833**	$	**1,052,853**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	11,664	$	25,552
Line of Credit		-		187,000
Current Portion of Related Party Loans		268,086		265,386
Other Current Liabilities		1,286,453		1,042,050
Total Current Liabilities		**1,566,203**		**1,519,988**
Related Party Loans, net of current portion		300,000		300,000
Accrued Interest on Related Party Loans		18,641		7,619
Convertible note, net of current portion		2,940,000		2,510,000
Accrued Interest on Convertible Notes		524,170		437,968
Total Liabilities		**5,349,014**		**4,775,575**
STOCKHOLDERS' EQUITY				
Common Stock		86		85
Additional Paid in Capital		62,919		12,473
Accumulated Deficit		(3,778,186)		(3,735,280)
Total Stockholders' Equity		**(3,715,181)**		**(3,722,722)**
Total Liabilities and Stockholders' Equity	$	**1,633,833**	$	**1,052,853**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit/ (Loss)		**-**		**-**
Operating Expenses				
General and Administrative		344,468		218,878
Research and Development		128,627		153,138
Total Operating Expenses		**473,095**		**372,016**
Net Operating Loss		**(473,095)**		**(372,016)**
Interest Expense		113,576		98,201
Grant Income		(543,672)		(503,583)
Other Income		(93)		-
(Loss)/Income Before Provision for Income Taxes		**(42,906)**		**33,366**
Provision/(Benefit) For Income Taxes		-		-
(Net Loss)/Net Income	**$**	**(42,906)**	**$**	**33,366**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	8,505,000	$ 85	$ 6,846	$ (3,768,646)	$ (3,761,715)
Issuance of Stock	20,000	0.20	5,200	-	5,200
Share-Based Compensation	-	-	427	-	427
Net Income	-	-	-	33,366	33,366
Balance—December 31, 2022	8,525,000	85	12,473	$ (3,735,280)	$ (3,722,722)
Issuance of Stock	100,000	1	49,998	-	49,999
Share-Based Compensation	-	-	448	-	448
Net Loss	-	-	-	(42,906)	(42,906)
Balance—December 31, 2023	8,625,000	$ 86	$ 62,919	$ (3,778,186)	$ (3,715,181)

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net (Loss)/Income	$ (42,906)	$ 33,366
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Amortization of Intangibles Assets	177,682	133,062
Accrued Interest on Convertible Notes and Related Party Loans	97,224	90,419
Share-Based Compensation	448	427
Changes in Operating Assets and Liabilities:		
Prepaids and Other Current Assets	(26,173)	(326,814)
Accounts Payable	(13,888)	6,064
Other Current Liabilities	244,403	243,583
Net Cash Provided by Operating Activities	**436,790**	**180,107**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(774,781)	(458,455)
Net Cash Used in Investing Activities	**(774,781)**	**(458,455)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	49,999	5,200
Line of Credit	(187,000)	(77,597)
Borrowing on Related Party Loans	2,700	393,146
Borrowing on Convertible Notes	430,000	-
Net Cash Provided by Financing Activities	**295,699**	**320,749**
Change in Cash & Cash Equivalents	**(42,292)**	**42,401**
Cash & Cash Equivalents —Beginning of The Year	47,178	4,777
Cash & Cash Equivalents—End of The Year	**$ 4,886**	**$ 47,178**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 16,352	$ 7,782

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Eliaz Therapeutics, Inc. was incorporated on September 17, 2015, in the state of Delaware. The financial statements of Eliaz Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa, California.

 Eliaz Therapeutics, Inc. (ETI) is a MedTech company developing treatments for life-threatening conditions, primarily targeting sepsis and sepsis-associated acute kidney injury. ETI's lead product, the XGAL-3® column, uses advanced apheresis technology to selectively remove the pro-inflammatory molecule Galectin-3, addressing critical care needs. Through strategic partnerships and a strong IP portfolio, ETI aims to transform treatment outcomes for sepsis and expand into areas like cancer immunotherapy

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Intangibles

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable.

The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Grant Income

Eliaz Therapeutics, Inc. was awarded a federal grant of $1,681,971 from the NIH National Institute of General Medical Sciences for a project titled "Depleting Circulating Galectin-3 with Therapeutic Apheresis: A Novel Treatment for Sepsis/AKI." This grant is part of the Small Business Innovation Research Program, with funds allocated to support R&D expenses in developing the XGAL-3® column therapy aimed at treating sepsis and sepsis-associated acute kidney injury. In 2023 and 2022, awards of $543,672 and $503,583, respectively, were received and recorded as Grant Income in the Profit and Loss statement.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 29, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Insurance	9,412	12,722
Prepaid Other	346,893	317,410
Total Prepaids and Other Current Assets	$ 356,305	$ 330,132

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Payroll	$ 21,578	$ 16,675
Deferred compensation	1,264,875	1,025,375
Total Other Current Liabilities	$ 1,286,453	$ 1,042,050

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patents	$ 686,198	$ 547,784
R&D Capitalized Costs	961,316	324,949
Trademarks	12,251	12,251
Intangible Assets, at cost	**1,659,765**	**884,984**
Accumulated Amortization	(387,123)	(209,441)
Intangible Assets, net	**$ 1,272,642**	**$ 675,543**

Amortization expenses for the years ended December 31, 2023, and 2022 were $177,682 and $133,062, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 260,883
2025	260,883
2026	260,883
2027	260,883
Thereafter	229,110
Total	**$ 1,272,642**

5.   DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner, Dr. Isaac Eliaz. The details of the loans from the owners are as follows

Owner	Principal Amount	Borrowing Period	Current Interest Rate	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Isaac Eliaz	$ 268,086	Fiscal Year 2022	0%	No Maturity	$ 268,086	$ -	$ 268,086	$ 265,386	$ -	$ 265,386
Isaac Eliaz	300,000	2/25/2022	6%	FY-2025	-	300,000	318,641	-	300,000	307,619
Total					**$ 268,086**	**$ 300,000**	**$ 586,727**	**$ 265,386**	**$ 300,000**	**$ 573,005**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - A Certain Lender	$ 100,000	3.00%	10/08/2015	01/01/2030	$ -	$ 100,000	$ 124,707	$ -	$ 100,000	$ 121,707
Convertible Note - A Certain Lender	20,000	3.00%	01/22/2016	01/01/2030	-	20,000	24,767	-	20,000	24,167
Convertible Note - A Certain Lender	20,000	3.00%	01/29/2016	01/01/2030	-	20,000	24,756	-	20,000	24,156
Convertible Note - A Certain Lender	50,000	3.00%	01/29/2016	01/01/2030	-	50,000	61,889	-	50,000	60,389
Convertible Note - A Certain Lender	25,000	3.00%	01/31/2016	01/01/2030	-	25,000	30,940	-	25,000	30,190
Convertible Note - A Certain Lender	25,000	3.00%	06/02/2016	01/01/2030	-	25,000	30,688	-	25,000	29,938
Convertible Note - A Certain Lender	1,900,000	3.00%	11/09/2016	01/01/2030	-	1,900,000	2,307,277	-	1,900,000	2,250,277
Convertible Note - A Certain Lender	120,000	3.00%	04/30/2019	01/01/2030	-	120,000	136,826	-	120,000	133,226
Convertible Note - A Certain Lender	250,000	6.00%	05/28/2021	01/01/2030	-	250,000	288,918	-	250,000	273,918
Convertible Note - A Certain Lender	100,000	6.00%	11/07/2023	01/01/2030	-	100,000	100,888	-	-	-
Convertible Note - A Certain Lender	200,000	6.00%	11/07/2023	01/01/2030	-	200,000	201,775	-	-	-
Convertible Note - A Certain Lender	100,000	6.00%	11/22/2023	01/01/2030	-	100,000	100,641	-	-	-
Convertible Note - A Certain Lender	30,000	6.00%	12/11/2023	01/01/2030	-	30,000	30,099	-	-	-
Total					$ -	$ 2,940,000	$ 3,464,170	$ -	$ 2,510,000	$ 2,947,968

In the event that the Company consummates an investment round (through a transaction or a series of related transactions), at any time in which the Company issues shares in consideration for investment in the Company of no less than US$ 1,500,000 (a "Qualified Financing"), the outstanding Loan Amount shall automatically convert into such number of the most senior class of shares of stock of the Company issued in such Qualified Financing, at a price per share which equals to eighty percent (80%) of the price per share paid by the investors in such Qualified Financing (i.e. a 20% discount from the price per share in such Qualified Financing round) but in any event not more than the price per share reflecting the Valuation Cap (as defined below) (the "Conversion Price"). For clarity, the Conversion Price shall be the lower of the price resulting from a discount of 20% from the price per share in the next Qualified Financing or from the price per share reflecting the Valuation Cap (as of immediately prior to the closing of the Qualified Financing). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

6.   SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**605,000**	**$ 0.01**	**-**
Granted	10,000	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**615,000**	**$ 0.01**	**8.44**
Exercisable Options at December 31, 2022	**431,892**	**$ 0.01**	**8.44**
Granted	90,000	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**521,892**	**$ 0.01**	**7.44**
Exercisable Options at December 31, 2023	**564,892**	**$ 0.01**	**7.44**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $448 and $427, respectively.

7.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, and 2022, 8,625,000 and 8,525,000 shares of common stock, respectively, have been issued and were outstanding.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ -	$ -
Valuation Allowance	-	-
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ -	$ -
Valuation Allowance	-	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $0. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

In 2022, the Company received a loan from Dr. Isaac Eliaz, the founder and the CEO and therefore a related party, amounting to $268,086, used for covering certain expenses. The loan bears no interest rate and has no defined maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $268,086 and $265,386, respectively.

On February 25, 2022, the Company entered into a loan agreement with Dr. Isaac Eliaz, the founder and the CEO and therefore a related party, in the amount of $300,000. The loan bears an interest rate of 6% per annum and has a maturity date of 36 months from the loan agreement date. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan including accrued interest is $318,641 and $307,619, respectively.

In 2015 and 2016, the Company issued convertible notes of $100,000 and $50,000, respectively, to its founder and CEO, Dr. Isaac Eliaz. These notes carry a 3% annual interest rate and mature on January 1, 2030. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan including accrued interest is $186,596 and $182,096, respectively.

11. SUBSEQUENT EVENTS

On July 30, 2024, the Company issued a Convertible promissory note in the amount of $100,000. The note bears an interest rate of 6% per annum.

The Company issued 164,000 stock options to 4 individuals, which has an exercise price of $0.5.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $473,095 and liquid assets in cash of $4,886, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.